UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Kinnate Biopharma Inc.

(Name of Subject Company)

Kinnate Biopharma Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Nima Farzan

Chief Executive Officer and President

Kinnate Biopharma Inc.

800 West El Camino Real, Suite 180

Mountain View, California 94040

(858) 299-4699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tony Jeffries, Esq.

Robert T. Ishii, Esq.

Brendan Ripley Mahan, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kinnate Biopharma Inc., a Delaware corporation (“Kinnate” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 (as amended and supplemented on March 19, 2024 and as further amended and supplemented on March 22, 2024, the “Schedule 14D-9”), with respect to the tender offer made by XRA 1 Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of XOMA Corporation (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Kinnate (“Kinnate Common Stock,” and shares of Kinnate Common Stock, “Shares”) (other than (x) Shares held in the treasury of Kinnate immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (y) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time), for (i) $2.5879 per Share in cash (the “Cash Amount”), plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated March 4, 2024 (as amended and restated on March 19, 2024, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 4, 2024, by Parent and Purchaser (as amended and restated on March 19, 2024 and as further amended and supplemented on April 3, 2024).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately after the subsection titled “—Regulatory Approvals,” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern time, on April 2, 2024 and were not further extended. Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 38,258,681 Shares were validly tendered and not validly withdrawn, representing approximately 81% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of Kinnate’s stockholders. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of Kinnate on April 3, 2024 by consummating the Merger pursuant to the Merger Agreement without a vote of Kinnate’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than (i) Shares held in the treasury of Kinnate immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on the Nasdaq Stock Market LLC (“Nasdaq”) on April 3, 2024, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On April 3, 2024, Purchaser issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Purchaser is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release of Parent issued on April 3, 2024 (incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

Kinnate Biopharma Inc.

By:	/s/ Nima Farzan
Nima Farzan
Chief Executive Officer and President